UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

MTS Board Sets AGM Date, Recommends FY2020 Dividend

April 16, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company” — NYSE:MBT; MOEX:MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the decisions reached at the meeting of the Board of Directors (“the Board”) held on April 15, 2021.

At the meeting, the Board set June 23, 2021 as the date of the Company’s next Annual General Meeting of Shareholders (“the AGM”), which will be held in absentia. The record date for the Company’s shareholders and ADR-holders entitled to participate in the AGM has been set for June 1, 2021.

At the meeting, the Board also took the following decisions:

•	The Board recommended that the AGM approve annual dividends of RUB 26.51 per ordinary MTS share (RUB 53.02 per ADR) based on the Company’s full-year 2020 financial results, equivalent to a total of RUB 53.0 billion (RUB 52,966,349,804.28) when including quasi-treasury shares owned by MTS subsidiaries.

•	The Board recommended that the AGM set the record date for shareholders and ADR-holders entitled to receive dividends for the 2020 fiscal year for July 8, 2021.

In addition, at the meeting thе following candidates were nominated for election to the Board at the AGM:

•	Felix Evtushenkov, Chairman of the Board and Member of the Board of Directors of Sistema PJSFC;
•	Vyacheslav Nikolaev, Executive Director and President & CEO;
•	Konstantin Ernst, Independent Director;
•	Regina von Flemming, Independent Director;
•	Thomas Holtrop, Independent Director;
•	Shaygan Kheradpir, Independent Director;
•	Nadia Shouraboura, Independent Director;
•	Valentin Yumashev, Independent Director; and
•	Artem Zassoursky, Non-Executive Director, VP for Strategy & Development of Sistema PJSFC.

Matters submitted to the AGM agenda by the Board also include:

•	Approval of the MTS PJSC Annual Report; MTS PJSC Annual Financial Statements, including MTS PJSC Profit & Loss Statement; and distribution of profits and losses of MTS PJSC based on FY 2020 results;
•	Approval of the composition of the Auditing Commission;
•	Approval of the Company’s auditor; and
•	Approval of the Company Charter as amended.

Informational materials regarding the AGM agenda will be posted on the MTS Investor Relations website ahead of the event.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: April 16, 2021